UFP Technologies, Inc.

172 East Main Street

Georgetown, MA 01833

October 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:                    Terence O’Brien, Accounting Branch Chief

Tracey McKoy, Staff Accountant

Re:          UFP Technologies, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

File No. 1-12648

Ladies and Gentlemen:

Set forth below are the responses of UFP Technologies, Inc. (“UFPT” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter (the “Comment Letter”) from the Staff dated October 5, 2012 relating to the Company’s Form 10-K for the year ended December 31, 2011.  The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter.  For convenience, each of the Company’s responses is preceded by the text of the comment from the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Incentive Bonus, page 13

1. SEC COMMENT:

We note that in future filings, you will need to expand your executive compensation discussion since, as an accelerated filer, you will no longer be subject to the smaller reporting company scaled disclosure rules.  We note that the named executive officers are eligible to receive annual incentive compensation based on the achievement of specific financial and individual goals.  In future filings, please quantify the financial targets, briefly describe the individual performance goals, disclose the actual level of financial targets and individual performance goals achievement and how the calculation of the incentive compensation was determined for each named executive officer.  Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

October 17, 2012

COMPANY RESPONSE:

The Company will revise its disclosure as requested by the Staff in its future filings.

Long-Term Incentives, page 13

2. SEC COMMENT:

In future filings, since you will no longer be subject to the smaller reporting company scaled disclosure rules, please discuss the factors considered by the Compensation Committee to determine the amount of long-term incentive stock units to award to each named executive officer.  Also, in future filings, for each of your named executive officers, please provide a brief description of the financial targets, the actual level of financial target achievement and how the calculation of the actual long-term incentive compensation award was determined.

COMPANY RESPONSE:

The Company will revise its disclosure as requested by the Staff in its future filings.

Results of Operations, page 15

3. SEC COMMENT:

We note from your segment data on page F-27 that operating income for your Packaging segment decreased by 19% from fiscal year 2010 to 2011 despite the 6% increase in sales year over year.  Based on your current discussion of your results of operations it is difficult to gain an understanding of the factors that specifically impacted your Packaging segment.  In future filings please provide your discussion of your results of operations by segment so an investor can better understand the business environment of each segment.  Refer to Item 303 of Regulation S-X for guidance.

COMPANY RESPONSE:

The Company will revise its disclosure as requested by the Staff in its future filings.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

October 17, 2012

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact the undersigned at 978-352-2200 with any questions or comments.

Very truly yours,

UFP TECHNOLOGIES, INC.

By:	/s/ Ronald J. Lataille
Ronald J. Lataille
Chief Financial Officer